Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Preliminary Prospectus

Supplement dated November 19, 2015

Registration No. 333-199293

November 19, 2015

$400,000,000 4.750% Senior Unsecured Notes due 2025

Summary of Final Terms and Details of the Issue

Issuer:	Constellation Brands, Inc.

Principal Amount:	$400,000,000 aggregate principal amount.

Title of Securities:	4.750% Senior Notes due 2025.

Final Maturity Date:	December 1, 2025.

Public Offering Price:	100% of principal amount plus accrued interest, if any, from and including December 4, 2015.

Interest:	4.750% per annum.

Interest Payment Dates:	June 1 and December 1.

Record Dates:	May 15 and November 15.

First Interest Payment Date:	June 1, 2016.

Optional Redemption:	The Company may redeem some or all of the notes at any time at a redemption price equal to the greater of

•	100% of the principal amount of the notes being redeemed; and

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed (excluding interest accrued to the redemption date) from the redemption date to the maturity date discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points.

The Company will also pay accrued and unpaid interest on the notes to the redemption date.

Mandatory Offer to Redeem

Upon Change of Control:	If the Company experiences certain kinds of changes of control, the Company must offer to repurchase the notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date.

Trade Date:	November 19, 2015.

Settlement Date:	December 4, 2015, which will be the tenth business day following the date of pricing of the notes (such settlement cycle being herein referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle T+10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

Distribution:	SEC Registered.

CUSIP/ISIN Numbers:	CUSIP: 21036P AP3

ISIN: US21036PAP36

Joint Bookunners:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

J.P. Morgan Securities LLC

Rabo Securities USA, Inc.

Wells Fargo Securities, LLC

SunTrust Robinson Humphrey, Inc.

Mitsubishi UFJ Securities (USA), Inc.

Co-Managers:	Goldman, Sachs & Co.

Scotia Capital (USA) Inc.

Barclays Capital Inc.

BBVA Securities Inc.

The issuer and the subsidiary guarantors have filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus, at no cost, if you request it by calling David Sorce, the issuer’s Senior Vice President, Secretary and Corporate Counsel, at 1 (585) 678-7457.